
SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.
213
SECTION



SECURITIES AND EXCHANGE COMMISSION

07005014

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

TERRA NOVA TRADING, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker, Suite 1550
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Patricia Kane	**(312) 827-3643**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **M. Patricia Kane**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Terra Nova Trading, L.L.C.** as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

26th day of February, 2007



"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008



Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

TERRA NOVA TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

as of December 31, 2006

AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Terra Nova Trading, L.L.C.

We have audited the accompanying statement of financial condition of Terra Nova Trading, L.L.C. (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Terra Nova Trading, L.L.C. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 16, 2007

TERRA NOVA TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

ASSETS

Cash and cash equivalents	$	3,542,991
Cash segregated in compliance with federal regulations		156,751,023
Securities purchased under agreements to resell		2,000,000
Deposits with clearing organizations		3,884,284
Receivables from brokers, dealers and clearing organizations		51,547,330
Receivables from customers		56,969,473
Receivables from non-customers		76
Accounts receivable (net of allowance for doubtful accounts of $200,000)		1,301,137
Receivables from affiliates		1,199,608
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $3,184,733)		454,493
Other assets		161,478
	$	277,811,893

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Bank loan payable	$	18,625,000
Payables to brokers, dealers and clearing organizations		1,089,184
Payables to customers		238,366,307
Payables to non-customers		257,463
Payable to affiliate		115,901
Accounts payable and accrued expenses		3,620,954
		262,074,809
Member's Equity		15,737,084
	$	277,811,893

See accompanying notes.

TERRA NOVA TRADING, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

---

1. Organization and Business

Terra Nova Trading, L.L.C. (the "Company"), an Illinois limited liability company, was organized on November 14, 1994. The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission and is a member of the National Futures Association. The Company provides clearing and execution services primarily for institutional, professional and retail customers.

2. Summary of Significant Accounting Policies

Revenue Recognition
Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. Generally Accepted Accounting Principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2006, nor material to the results of its operations for the year then ended.

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the Company is included in the income tax return of the sole member. Additionally, any state income taxes are paid by the sole member.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

Depreciation and Amortization
Depreciation of furniture and equipment is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes. Leasehold improvements are being amortized using the straight-line method over the term of the associated lease.

Securities Purchased Under Agreements to Resell
Securities purchased under agreements to resell are treated as collateralized financing.

3. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations are as follows:

	Receivables	Payables
Clearing brokers	$ 122,388	$ -
Stock borrowed/loaned	48,026,075	-
Fails to deliver/receive	2,620,489	299,436
Clearing organizations	573,291	-
Commissions receivable/payable	205,087	789,748
	$ 51,547,330	$ 1,089,184

4. Bank Loans Payable

The Company has a line of credit totaling $25 million with a Chicago bank. At December 31, 2006, loans outstanding on this credit line totaled $18,625,000. The loans are due on demand and are collateralized by customers' equity securities.

5. Related-Party Transactions

The Company has made loans and advances to affiliates, which do not bear interest and are due on demand. At December 31, 2006, receivables from affiliates totaled approximately $1,200,000. The Company also has a payable to an affiliate that totaled approximately $116,000 at December 31, 2006.

6. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirement (Regulation 1.17). Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to $1,500,000 or two percent of "aggregate debit items" arising from customer transactions, whichever is greater, as these terms are defined.

Adjusted net capital and aggregate debit items change from day to day. Under the more restrictive of these rules, the Company had net capital and net capital requirements of $12,379,401 and $2,163,897, respectively. The net capital rule may effectively restrict member withdrawals.

7. Off Balance Sheet Risk and Concentration of Credit Risk

The Company engages in the execution, settlement and financing of various customer securities transactions, which may expose the Company to certain off balance sheet risks. In the normal course of business, the Company extends secured credit to certain customers. Receivables arising from transactions executed by the Company are collateralized by securities with market values in excess of amounts due. It is the policy of the Company to monitor the market value of the collateral and maintain possession and control of these securities.

The Company engages in various transactions with broker-dealers and clearing organizations. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

At December 31, 2006, significant credit concentrations consisted of cash deposited in bank accounts that exceeded federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

8. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Company contributions made to the plan during the year ended December 31, 2006 totaled approximately $96,000.

9. Commitment

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

The approximate minimum annual rental commitments under non-cancelable operating leases are as follows:

Year Ending December 31,	Amount
2007	$ 194,000
2008	205,000
2009	217,000
2010	223,000
2011	225,000
Thereafter	150,000
	$ 1,214,000

10. Contingencies

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss therefrom. In the opinion of management, based on the consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

11. Subsequent Event

On February 20, 2007, the Company changed its name to Terra Nova Financial, LLC.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **TERRA NOVA TRADING, L.L.C.** as of **December 31, 2006**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)					$ 15,737,084	[3480]
2.	Deduct: Ownership equity not allowable for net capital						[3490]
3.	Total ownership equity qualified for net capital					$ 15,737,084	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						[3520]
	B. Other (deductions) or allowable subordinated liabilities						[3525]
5.	Total capital and allowable subordinated liabilities					$ 15,737,084	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)			$ 3,116,716	[3540]		
	1. Additional charges for customers' and non-customers' security accounts				[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]		
	B. Aged fail-to-deliver			240,484	[3570]		
	1. Number of items	31	[3450]				
	C. Aged short security differences- less reserved of		[3460]		[3580]		
	2. Number of items		[3470]				
	D. Secured demand note deficiency				[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]		
	F. Other deductions and/or charges				[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]		
	H. Total deduction and/or charges					$ (3,357,200)	[3620]
7.	Other additions and/or allowable credits (List)						[3630]
8.	Net Capital before haircuts on securities positions					$ 12,379,884	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				[3660]		
	B. Subordinated securities borrowings				[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]		
	2. U.S. and Canadian government obligations				[3690]		
	3. State and municipal government obligations				[3700]		
	4. Corporate obligations				[3710]		
	5. Stocks and warrants				[3720]		
	6. Options				[3730]		
	7. Arbitrage				[3732]		
	8. Other securities (money market account)			$ 483	[3734]		
	D. Undue concentration				[3650]		
	E. Other (List)				[3736]	$ (483)	[3740
10.	Net Capital					$ 12,379,401 OMIT PENNI ES	[3750

Non-Allowable Assets (line 6.A):

Accounts receivable	$ 1,301,137
Receivables from affiliates	1,199,608
Furniture and equipment, net	454,493
Other assets	161,478
	$ 3,116,716

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **TERRA NOVA TRADING, L.L.C.** as of **December 31, 2006**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$	[3760]
14.	Excess net capital (line 10 less 13)			$	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				[3850]
21.	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less item 4880 page 11)				[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	$ 2,163,897	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 1,500,000	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ 2,163,897	[3760]
25.	Excess net capital (line 10 less 24)	$ 10,215,504	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	11%	[3851]
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)	11%	[3854]
28.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 6,969,658	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **TERRA NOVA TRADING, L.L.C.** as of **December 31, 2006**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c303, Exhibit A and Related Notes)

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 238,366,307	[4340]		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	18,625,000	[4350]		
3.	Monies payable against customers' securities loaned (see Note C)		[4360]		
4.	Customers' securities failed to receive (see Note D)	299,436	[4370]		
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	330	[4390]		
7.	**Market value of short security count differences 30 calendar days old		[4400]		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		[4420]		
10.	Other (List) ......Payable to IRS	106,366	[4425]		
11.	TOTAL CREDITS			$ 257,397,439	[4430]

DEBIT BALANCES

12.	Debit balances in customers cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 56,969,473	[4440]		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	48,026,075	[4450]		
14.	Failed to deliver of customers' securities not older than 30 calendar days	3,199,302	[4460]		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F).		[4465]		
16.	Other (List)		[4469]		
17.	**Aggregate debit items			$ 108,194,850	[4470]
18.	**less 3% (for alternative method only -- see Rule 15c3-1 (f) (5) (i))			(3,245,845)	[4471]
19.	**TOTAL 15c3-3 DEBITS			$ 104,949,005	[4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)		[4480]
21.	Excess of total credits over total debits (line 11 less line 19)	$ 152,448,434	[4490]
22.	If computation permitted, on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	$ 156,393,477	[4510]
24.	Amount of deposit (or withdrawal) including ________ [4515] value of qualified securities		[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $________ [4525] value of qualified securities	$ 156,393,477	[4530]
26.	Date of deposit (MMDDYY)		[4540]

FREQUENCY OF COMPUTATION

27. Daily ________ [4332] Weekly ___X___ [4333] Monthly ________ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the audited computation for determination of reserve requirements and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **TERRA NOVA TRADING, L.L.C.** as of **December 31, 2006**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)--$2,500 capital category as per Rule 15c3-1 .... ______ [4550]

B. (k) (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2)(B)-- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm51 ______ [4335] ______ [4570]

D. (k) (3)--Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... ______ [4586]
   A. Number of items.......... ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D.......... ______ [4588]
   A. Number of items.......... ______ [4589]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3
   YES ___X___ [4584] NO ______ [4585]

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action i is required by the Respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B. State separately in respond to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **TERRA NOVA TRADING, L.L.C.** as of **December 31, 2006**

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 257,254	[2110]		
2.	Monies borrowed collateralized by securities carried PAIB		[2120]		
3.	Monies payable PAIB securities loaned (see Note 2-PAIB)		[2130]		
4.	PAIB securities failed to receive		[2140]		
5.	Credit balances in firm accounts which are attributable to principal sales to PAIB		[2150]		
6.	Other (List)		[2160]		
7.	TOTAL PAIB CREDITS			$ 257,254	[2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of	$ 1	[2180]		
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		[2190]		
10.	Failed to deliver PAIB securities not older than 30 calendar days		[2200]		
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		[2210]		
12.	Other (List)		[2220]		
13.	TOTAL PAIB DEBITS			$ 1	[2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less line 17)		[2240]
15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)	$ 257,253	[2250]
16.	Excess debits in customer reserve formula computation		[2260]
17.	PAIB Reserve requirement (line 15 less line 16)	$ 257,253	[2270]
18.	Amount held on deposit in "Reserve Bank Account(s)", including ______ [2275] value of qualified securities, at end of reporting period	$ 357,546	[2280]
19.	Amount of deposit (or withdrawal) including ______ [2285] value of qualified securities		[2290]
20.	New amount in Reserve Bank Account(s) after adding deposit or subtracting ______ [2295] value of qualified securities	$ 357,546	[2300]
21.	Date of deposit (MMDDYY)		[2310]

FREQUENCY OF COMPUTATION

Weekly __X__ [2320] Monthly ______ [2330]

Note: There are no material differences between the audited computation for determination of PAIB reserve requirements and that per the Company's unaudited FOCUS report as filed.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **TERRA NOVA TRADING, L.L.C.** as of **December 31, 2006**

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A.	Risk Based Requirement				
	i. Amount of Customer Risk Maintenance Margin Requirement	$	[7415]		
	ii. Enter 8% of line A.i			0	[7425]
	iii. Amount of Non-Customer Risk Maintenance Margin Requirement	0	[7435]		
	iv. Enter 4% of line A.iii			0	[7445]
	v. Enter the sum of A.ii and A.iv			0	[7455]
B.	$500,000 Requirement (Enter $500,000)			$ 500,000	[7465]
E.	Minimum CFTC Net Capital Requirement Enter the greater of lines A. v. or B (See Note)				$ 500,000 [7490]

Note: If amount on Line E (7490) is greater than minimum net capital requirement computed in Item 3760, then enter this greater amount in Item 3760. The greater of the amount required By SEC or CFTC is the minimum net capital requirement.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **TERRA NOVA TRADING, L.L.C.** as of **December 31, 2006**

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)

1. Net ledger balance				
A. Cash			$ 0	[7010]
B. Securities (at market)			0	[7020]
2. Net unrealized profit (loss) in open futures contracts traded on a contract market			0	[7030]
3. Exchange traded options				
A. Market value of open option contracts purchased on a contract market			0	[7032]
B. Market value of open option contracts granted (sold) on a contract market			0	[7033]
4. Net equity (deficit) (add lines 1, 2 and 3)			0	[7040]
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount	$ 0	[7045]		
Less: amount offset against U.S. Treasury obligations Owned by particular customers	0	[7047]	0	[7050]
6. Amount required to be segregated (add lines 4 and 5)			$ 0	[7060]

FUNDS IN SEGREGATED ACCOUNTS

7. Deposited in segregated funds bank accounts		
A. Cash	$ 0	[7070]
B. Securities representing investments of customers' funds (at market)	0	[7080]
C. Securities held for particular customers or option customers in lieu of cash (at market)	0	[7090]
8. Margins on deposit with clearing organizations of contract markets		
A. Cash	0	[7100]
B. Securities representing investments of customers' funds (at market)	0	[7110]
C. Securities held for particular customers or option customers in lieu of cash (at market)	0	[7120]
9. Net settlement from (to) clearing organizations of contract markets	0	[7130]
10. Exchange traded options		
A. Value of open long option contracts	0	[7132]
B. Value of open short option contracts	0	[7133]
11. Net equities with other FCMs		
A. Net liquidating equity	0	[7140]
B. Securities representing investments of customers' funds (at market)	0	[7160]
C. Securities held for particular customers or option customers in lieu of cash (at market)	0	[7170]
12. Segregated funds on hand (describe: ____________)	0	[7150]
13. Total amount in segregation (add lines 7 through 12)	0	[7180]
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$ 0	[7190]

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **TERRA NOVA TRADING, L.L.C.** as of **December 31, 2006**

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

1. Amount required to be segregated in accordance with Commission *regulation* 32.6			$ 0	7200
2. Funds in segregated accounts				
A. Cash	$ 0	7210		
B. Securities (at market)	0	7220		
C. Total			0	7230
3. Excess (deficiency) funds in segregation (subtract line 1. from line 2.C.)			$ 0	7240

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **TERRA NOVA TRADING, L.L.C.** as of **December 31, 2006**

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below:

[ ] [7300] Secured amounts in only U.S. - domiciled customers' accounts

[ ] [7310] Secured amounts in U.S. and foreign-domiciled customers' accounts

[ ] [7320] Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] [7330] Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

[ ] Yes [7340] If yes, explain the change below.

[X] No [7350]

1. Amount to be set aside in separate section 30.7 accounts	$	0	7360
2. Total funds in separate section 30.7 accounts		0	7370
3. Excess (deficiency) - (subtract line 1 from line 2)	$	0	7380

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **TERRA NOVA TRADING, L.L.C.** as of **December 31, 2006**

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks		
A. Banks located in the United States	$ 0 [7500]	
B. Other banks designated by the Commission Name(s): ____ [7510]	0 [7520]	$ 0 [7530]
2. Securities		
A. In safekeeping with banks located in the United States	$ 0 [7540]	
B. In safekeeping with other banks designated by the Commission Name(s): ____ [7550]	0 [7560]	0 [7570]
3. Equities with registered futures commission merchants		
A. Cash	$ 0 [7580]	
B. Securities	0 [7590]	
C. Unrealized gain (loss) on open futures contracts	0 [7600]	
D. Value of long option contracts	0 [7610]	
E. Value of short option contracts	0 [7615]	0 [7620]
4. Amounts held by clearing organization of foreign boards of trade Name(s): ____ [7630]		
A. Cash	$ 0 [7640]	
B. Securities	0 [7650]	
C. Amount due to (from) clearing organization - daily variation	0 [7660]	
D. Value of long option contracts	0 [7670]	
E. Value of short option contracts	0 [7675]	0 [7680]
5. Amounts held by members of foreign boards of trade Name(s): ____ [7690]		
A. Cash	$ 0 [7700]	
B. Securities	0 [7710]	
C. Unrealized gain (loss) an open futures contracts	0 [7720]	
D. Value of long option contracts	0 [7730]	
E. Value of short option contracts	0 [7735]	0 [7740]
6. Amounts with other *depositories* designated by a foreign board of trade Name(s): ____ [7750]		0 [7760]
7. Segregated funds on hand (described: ____)		0 [7765]
8. Total funds in separate section 30.7 accounts (to page 13, line 2)		$ 0 [7770]

A. If any securities shown above are other than the types of securities referred to in Commission regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
Terra Nova Trading, L.L.C.

In planning and performing our audit of the statement of financial condition of Terra Nova Trading, L.L.C. (the "Company") as of December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's 'above-mentioned objectives.



Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the proceeding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the SEC and the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 16, 2007

END